03 FEB 25 AM 7:21



GLOBAL MARKETS
CAPITAL CORPORATION

The Chrysler Building
405 Lexington Avenue - 45th Floor
New York, NY 10174
Tel 212-808-9700 • Fax 212-808-9701
www.globalmarketscapital.com

February 19, 2003


03007366

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Jamaica Broilers Group Limited
(the "Issuer"); File Number 82-3720

To Whom It May Concern:

On behalf of the Issuer, we enclose filings for the Jamaica Broilers Group Limited.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Kindly acknowledge receipt of the enclosed by returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Encl.:
2002-03 2nd Quarter Results
Letter to Jamaica Stock Exchange, dated 11/2/02
Letter to Jamaica Stock Exchange, dated 2/4/03
2001-02 Annual Report

3/19



Jamaica Broilers Group Limited

February 4, 2003

03 FEB 25 AM 7:21

Mr. Mark Saunders
President
Global Markets Capital Corporation
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174
U.S.A.

Dear Mr. Saunders:

Re: Jamaica Broilers Group Limited ("the Company")

I enclose, for your submission to the SEC on the Company's behalf, a copy of the 2nd Quarter results for the Company's financial year 2002-03, a copy of the Company's letter dated November 28, 2002 to the Jamaica Stock Exchange enclosing 2nd Quarter unaudited results for the 2nd Quarter ended October, 2002 together with a copy of letter of February 4, 2003 to the Jamaica Stock Exchange enclosing the Company Secretary's report pursuant to Rule 407A (vii) of the Stock Exchange Rules.

I also enclose the Company's 2001-2002 Annual Report.

Yours truly,

....
PETER A. DEPASS
Company Secretary

PAD/kkb

Encls.

J:\J080-25\9a\Saunders.Ltr.1.wpd

Content
McCook's Pen, St. Catherine
CSO
Jamaica, W.I.
Tel.: (876) 943-4376, 943-4370 Fax: (876) 943-4322

November 28, 2002

Mr. Wayne Iton
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Dear Mr. Iton:

Re: Jamaica Broilers Group Limited – 2nd Quarter 2002/2003

With reference to Rule 407A of the Jamaica Stock Exchange Rules, we send you herewith two copies of the unaudited results for our second quarter ended October 12, 2002.

The Company Secretary's report required pursuant to Rule 407A (vii) will follow shortly.

Yours truly,
Jamaica Broilers Group Ltd.

....
PETER A. DePASS
Company Secretary

Encls.

J:\J080-25\8b\Iton.Ltr

Commentary

The Directors of Jamaica Broilers Group are pleased to release the un-audited financial statements for the second quarter ended 12 October 2002. The Group's turnover increased by 10% to $1.55 billion and gross profit increased by a similar 10%. Gross profit as a percentage of turnover has remained unchanged at 25.7%. The 5% price increase effected in September, combined with operational efficiencies have stabilized the gross margins. Excellent operational performances in our grow-out operations have offset some of the negative impact of increased grain prices. Distribution costs for the quarter are above last year due to the restructuring of our cold storage management, which is now the responsibility of our marketing division. Administrative expenses have increased by 12%, while other income has increased in excess of 65%. Taxation provision shows an increase of $5.4M over last year, due mainly to carried forward losses available last year. As a result of the above, earning per stock unit has remained fairly flat at just over 10 cents per share.

The quarter under review was a challenging one due mainly to the impact of increased grain prices and market resistance to a price increase which only partially offset the grain price increases. The staff, management and Board continue to strive to achieve international competitiveness and increased shareholder value and look forward under God's guidance, to improved results for the remainder of the coming year.

Hon. R. Danvers Williams
Chairman

Robert E. Levy
Director

GROUP PROFIT AND LOSS ACCOUNT

	Note	Quarter ended 12 October 2002 $'000	Quarter ended 13 October 2001 $'000	Six periods to 12 October 2002 $'000	Six periods to 13 October 2001 $'000
Turnover		1,548,485	1,408,357	2,957,886	2,772,664
Cost of Sales	1	(1,149,286)	(1,045,833)	(2,198,647)	(2,059,231)
Gross Profit		399,199	362,524	759,239	713,433
Distribution costs	1	(63,885)	(49,290)	(125,322)	(99,613)
Administrative expenses		(265,985)	(236,800)	(486,828)	(446,142)
Other expenses/income		36,593	22,029	17,127	13,866
eptional items	2	0	(950)	100,000	(950)
Profit before taxation		105,922	97,513	264,216	180,594
Taxation		(19,082)	(13,658)	(47,559)	(22,611)
Net Profit After Tax		86,840	83,855	216,657	157,983
Minority Interest		(604)	3,196	(279)	1,500
Net Profit Attributable to Stockholders of Holding Company		86,236	87,051	216,378	159,483
Earnings Per Stock Unit		10.07 Cents	10.16 Cents	25.26 Cents	18.62 Cents

Notes

(1) *Cost of Sales and Distribution cost for the* quarter ended 21 July 2001 has been restated for comparative purposes. As a part of our restructuring exercise last financial year, our marketing division is responsible for cold room operations (reported in distribution cost) , which was previously reported in cost of sales.

(2) Exceptional Item

The Exceptional item of $100,000,000 represents a return of surplus from the company's Superannuation Scheme.

(3) Accounting Periods

The Company's financial year consists of 13 four-week Periods. The quarterly Profit and Loss Account for each of the first three quarters consists of 3 four-week Periods, with the fourth quarter being 4 four-week Periods. The accounting year ends on the Saturday closest to April 30.

Group Balance Sheet

12 October 2002

	Note	12 October 2002 $'000	27 April 2002 $'000
NET ASSETS EMPLOYED			
Fixed Assets		1,629,051	1,686,219
Investments		242,729	204,714
Deferred Expenditure		17,270	17,852
Current Assets		1,897,014	1,908,199
Current Liabilities		921,557	1,152,221
		2,864,507	2,664,763
FINANCED BY			
Share Capital		428,313	428,313
Capital Reserve		910,166	910,166
Retained Earnings		987,055	770,677
		2,325,534	2,109,156
Long Term Liabilities		538,973	555,607
		2,864,507	2,664,763

Group Statement of Cash Flows

Quarter ended 12 October 2002

	Note	12 October 2002 $'000	13 October 2001 $'000
CASH RESOURCES WERE PROVIDED BY/(USED IN):			
Operating Activities			
Net Profit		216,657	157,983
Items not affecting cash resources		90,615	85,200
		307,272	243,183
Changes in non-cash working capital components		(382,670)	(204,956)
Cash provided by/(used in) operations		(75,398)	38,227
Cash provided by/(used in) financing activities		2,080	70,832
Cash (used in)/provided by investing activities		(95,595)	(161,324)
Increase/(decrease) in net cash and cash equivalents		(168,913)	(52,265)
Net cash and cash equivalents at beginning of year		184,740	24,170
NET CASH AND CASH EQUIVALENTS AT END OF YEAR		15,827	(28,095)

Group Statement of Changes in Equity

Quarter ended 12 October 2002

	Note	Number of Shares '000	Share Capital $'000	Capital Reserve $'000	Retained Earnings $'000	Total $'000
Balance at 28 April 2001		642470	321,235	875,453	599,709	1,796,397
Net profit					159,483	159,483
Balance at 13 October 2001		642,470	321,235	875,453	759,192	1,955,880
Balance at 27 April 2002		856,626	428,313	910,166	770,677	2,109,156
Net profit					216,378	216,378
'ance at 12 October 2002		856,626	428,313	910,166	987,055	2,325,534



Jamaica Broilers Group Limited

February 4, 2003

Mr. Wain Iton
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Dear Mr. Iton:

Re: Jamaica Broilers Group Limited - 2nd Quarter 2002/2003

Further to my letter to you dated November 28, 2002 and with reference to Rule 407A (vii) of the Jamaica Stock Exchange Rules, we send you herewith the Company Secretary's report for our second quarter ended October 12, 2002.

Yours truly,
Jamaica Broilers Group Limited

....
PETER A. DePASS
Company Secretary

Encl.

J:\J080-25\8b\Iton.Oct.02.Sec.Report.wpd

Content
McCook's Pen, St. Catherine
CSO
Jamaica, W.I.
Tel.: (876) 943-4376, 943-4370 Fax: (876) 943-4322

JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 407A(vii) of the Jamaica Stock Exchange Rules, details of stockholdings of Directors and Senior Management and their connected persons as at **31st October, 2002**, are set out hereunder:

DIRECTORS	S/HOLDING	CONNECTED PERSONS	S/HOLDING
R. Danvers Williams Chairman	4,266,666	Shirley Williams (Joint Holder) Ravers Limited	 1,000,000
Robert E. Levy President & Chief Executive Officer	7,782,008	Portland Corp. Ltd.	149,901,722
Philip E. Levy	4,105,806	Portland Corp. Ltd.	149,901,722
Christopher Levy Vice President, Aquaculture Operations	2,306,040	-	-
Major Neil Lewis Vice President, Poultry Operations	2,305,564	-	-
Malcolm D.L. McDonald	1,331,200	-	-
I. V. (Polly) Brown	NIL	-	-
Dr. Nigel A.L. Clarke	8,898		
Headley C. Brown	338,232	-	-
Barrington A. Pryce	53,248	-	-
Douglas Senior	403,953	-	-
Hirlie Williams	63,601	-	-

N.B. The Senior Management of the Company includes Messrs. Robert E. Levy, Major Neil Lewis and Christopher Levy, as above, Mr. Ian Parsard, Vice President, Finance & Accounting who, at the above date held 533,267 stock units, Mrs. Claudette Cooke, Vice President, Human Resource Development & Public Relations who, at the above date held 308,660, Mr. Leon Headley, Vice President, Procurement & Training who, at the above date held 308,660.

The holdings of those persons owning the ten (10) largest blocks of stock units as at 31st October, 2003 are set out hereunder:-

	SHAREHOLDER	AMT. OF STOCK
1.	Portland Corporation Ltd.	149,901,722
2.	Ja. Broilers Employees Trust	107,637,945
3.	Halcyon Limited	48,312,123
4.	The Arrol Trust	31,115,594
5.	National Insurance Fund	23,912,805
6.	West Indies Trust Co. WT89	13,311,998
7.	Scotiabank Jamaica Trust & Merchant Bank Ltd. a/c #542	13,280,734
8.	Pan Caribbean Merchant Bank a/c #1996	13,274,703
9.	Carzlyn Ltd.	9,706,478
10.	Barclays Bank Plc a/c #C1191	7,552,060

PETER A. DEPASS
Secretary
31st October, 2003